Steinhoff
International Holdings Ltd

RECEIVED
2004 SEP 22 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 September 2004

04045019

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of the following public announcements made through the news service of the JSE Securities Exchange South Africa.

1.	Dealing in Securities by a Director	05 January 2004
2.	Unaudited Results for the six months ended 31 December 2003	02 March 2004
3.	Steinhoff records strong growth for the six months to 31 December 2003	02 March 2004
4.	Dealing in Securities by a Director	03 March 2003
5.	Dealing in Securities by a Director	04 March 2003
6.	Dealing in Securities by a Director	03 May 2004
7.	Dealing in Securities by a Director	04 May 2004
8.	Dealing in Securities by a Director	21 May 2004

PROCESSED
SEP 24 2004
THOMSON FINANCIAL

28, 6TH STREET , WYNBERG , SANDTON 2090, RSA. P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135

9.	Dealing in Securities by a Director	25 May 2004
10.	Dealing in Securities by a Director	26 May 2004
11.	Results of offer by SAH and extension of closing date	27 May 2004
12.	Dealing in Securities by a Director	04 June 2004
13.	Dealing in Securities by a Director	07 June 2004
14.	Dealing in Securities by a Director	23 June 2004
15.	Dealing in Securities by a Director	26 June 2004
16.	Steinhoff's investment in Unitrans Limited	03 September 2004
17.	Audited results for the year ended 30 June 2004	13 September 2004

We also enclose a copy of our results presentation together with the results leaflet. We will forward a copy of our 2004 annual report as soon as we receive same.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : THEODORE DE KLERK
MANAGER : CORPORATE ADVISORY SERVICES

###05/01/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

05/01/2004 - 22:16:00

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
Share code: SHF ISIN: ZAE000016176)
DEALING IN SECURITIES BY A DIRECTOR

Name of director	Date of transaction	Quantity	Price (cents)	Class	Nature of transaction	Nature of interest
Herbert Walter Steinhoff	30/12/2003	20 000	735	Ordinary shares	Sale	Indirect, non-beneficial

SPONSOR: PSG CAPITAL LIMITED
Date: 05/01/2004 09:20:01 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###02/03/2004 - Steinhoff - Unaudited Results For The Six Months Ended 31 December 200###

02/03/2004 - 20:24:51

STEINHOFF INTERNATIONAL HOLDINGS LTD
Registration number: 1998/003951/06
SHARE CODE :SHF
ISIN CODE :ZAE000016176
UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

Highlights

- Group revenues up by 22% in euros
- 30% growth in euro headline earnings
- Strong balance sheet
- Improved margins
- Strong operating cash flow

Our strength and strategies continue to deliver sustainable growth

Bruno Steinhoff, Executive Chairman commented:
"We are particularly pleased with our growth achievements in Euro terms while maintaining our earnings per share in Rand terms."

Consolidated income statement for the six months ended 31 December 2003

	Note	Unaudited six months ended 31/12/03 R'000	Unaudited six months ended 31/12/02 R'000	% change	Audited twelve months ended 30/06/03 R'000
Revenue		5 387 194	5 299 962	2	9 948 595
Operating income before depreciation		714 186	609 799	17	1 300 913
Depreciation		(114 136)	(111 813)		(191 858)
Operating income after depreciation		600 050	497 986	20	1 109 055
Exceptional items	1	(14 736)	(15 307)		(79 389)
Earnings before goodwill, interest and taxation		585 314	482 679	21	1 029 666
Goodwill amortised		(13 826)	(28 506)		(31 429)
Earnings before interest and taxation		571 488	454 173	26	998 237
Net finance charges		(64 125)	(19 492)		(121 181)
Earnings before taxation		507 363	434 681	17	877 056
Taxation		(61 452)	(31 484)		(97 950)
Earnings after taxation		445 911	403 197	11	779 106
Share of associate companies' retained income		54 091	44 515	22	91 056
Attributable to outside shareholders		(325)	(8 281)		2 881
Income attributable to shareholders		499 677	439 431	14	873 043
Number of		1 128 099	951 800	19	946 055

shares in issue ('000)					
Weighted average number of shares in issue ('000)		999 308	929 537	8	939 970
Attributable income (R'000)		499 677	439 431	14	873 043
Headline earnings (R'000)	2	528 717	487 536	8	984 865
Earnings per share (cents)		50	47	6	93
Headline earnings per share (cents)		53	52	2	105
Dividend per share (cents)					18
Average currency translation rate (rand: euro)		8,2051	9,8500		9,4150
Note 1: Exceptional items (R'000)					
- Profit on disposal of businesses					12 000
- Loss on disposal of businesses					(9 793)
- Impairment of intangible assets					(5 954)
- Closure costs			(15 307)		(37 362)
- Impairment of property, plant and equipment		(14 736)			(38 280)
		(14 736)	(15 307)		(79 389)
Note 2: Headline earnings calculation					
Income attributable to shareholders		499 677	439 431		873 043
Adjustment for:					
- Exceptional items		14 736	15 307		79 389
- Goodwill amortisation		13 826	28 506		31 429
- (Profit)/loss on disposal of property, plant and equipment		(1 414)	4 292		4 977
- Loss on disposal of property, plant and equipment included in share of associate income		(66)			107

- Goodwill amortisation included in share of associate income	1 958			4 590
- Negative goodwill included in share of associate income				(8 670)
Headline earnings for the period	528 717	487 536	8	984 865

Abridged consolidated balance sheet at 31 December 2003

	Unaudited 31/12/03 R'000	Unaudited 31/12/02 R'000	Audited 30/06/03 R'000
ASSETS			
Non-current assets			
Property, plant and equipment and intangible assets	2 746 626	2 830 639	2 529 182
Investments and loans	1 309 539	1 240 035	1 180 365
Deferred taxation	35 099	23 515	33 750
	4 091 264	4 094 189	3 743 297
Current assets			
Accounts receivable and short term loans	3 347 655	2 824 401	2 850 635
Inventories	1 110 654	1 124 779	893 754
Cash and cash equivalents	2 788 090	389 780	1 462 943
	7 246 399	4 338 960	5 207 332
Total assets	11 337 663	8 433 149	8 950 629
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' equity	6 322 714	4 693 236	4 942 186
Outside shareholders' interest	14 131	26 592	14 782
	6 336 845	4 719 828	4 956 968
Non-current liabilities			
Deferred taxation	50 634	12 576	44 360
Long-term liabilities	2 569 156	655 914	1 437 591
Long-term licence fee liability	201 337	216 381	209 188
	2 821 127	884 871	1 691 139
Current liabilities			
Net interest bearing debt	409 798	936 560	624 916
Accounts payable and provisions	1 769 893	1 891 890	1 677 606
	2 179 691	2 828 450	2 302 522
Total equity and liabilities	11 337 663	8 433 149	8 950 629
Net asset value per share (cents)	560	493	522
Gearing ratio (net) (%)	6	33	15
Closing conversion rate (rand: euro)	8,3773	9,0000	8,6100

Abridged consolidated cash flow statement for the six months ended 31 December 2003

	Unaudited six months	Unaudited six months	Audited year

	ended 31/12/03 R'000	ended 31/12/02 R'000	ended 30/06/03 R'000
Operating profit before working capital changes	712 930	586 048	1 253 339
Net changes in working capital	(234 916)	(344 858)	(355 074)
Cash generated from operations	478 014	241 190	898 265
Net finance costs	(64 125)	(19 492)	(121 181)
Dividends paid	(34 025)	(16 562)	(16 763)
Dividends received	18 560	17 230	17 230
Taxation	(61 671)	(22 091)	(85 728)
Net cash inflow from operating activities	336 753	200 275	691 823
Net cash outflow from investing activities	(897 250)	(515 501)	(812 189)
Net cash inflow from financing activities	1 366 476	691 459	993 633
Net increase in cash and cash equivalents	805 979	376 233	873 267
Effects of exchange rate changes on cash and cash equivalents	3 031	(121 449)	147 790
Cash and cash equivalents - beginning of period	2 000 226	979 169	979 169
Cash and cash equivalents - end of period	2 809 236	1 233 953	2 000 226
Cash and cash equivalents can be reconciled to the balance sheet as follows:			
Cash and cash equivalents above	2 809 236	1 233 953	2 000 226
Overdrafts included in financing activities	21 146	844 173	537 283
Cash and cash equivalents per balance sheet	2 788 090	389 780	1 462 943

Statement of changes in equity for the six months ended 31 December 2003

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Balance at beginning of period	2 253 603	251 788	2 436 795	4 942 186
Earnings attributable to shareholders			499 677	499 677
Dividends paid			(34 025)	(34 025)
Issue of shares	980 820			980 820
Decrease in foreign currency translation reserve		(68 504)		(68 504)
Increase in		2 560		2 560

investment reserve				
Share of associate companies' retained earnings transferred to non-distributable reserves		35 531	(35 531)	
Balance at end of period	3 234 423	221 375	2 866 916	6 322 714

Notes

1. Compliance with GAAP

These interim results have been compiled in accordance with the South African Statements of Generally Accepted Accounting Practice.

2. Accounting policies

The accounting policies used in the preparation of the interim financial statements are consistent with those adopted in the annual financial statements for the year ended 30 June 2003.

3. Material subsequent events

No events of note have occurred subsequent to the half year-end.

Commentary

Review of results

Performance

The group's headline earnings in rand terms, for the period, grew to R529 million (2002: R487 million) on revenues which were maintained at similar levels as the previous corresponding period. The average exchange rate used for converting euro income and expenditure to rand was R8,2051: E1 (2002:R9,85: E1) representing a strengthening in the rand conversion rate of 17%.

The group generated 81% of its revenues in currencies other than South African rand, principally euro, pound sterling, US dollar and Australian dollar ("AUD"). The revenue growth achieved in euro terms amounted to 22% from E538 million to E657 million.

The results, yet again, demonstrate the sustainability of the group's business model through expanded geographical spread and diversification. Its strategy of low cost manufacturing and sourcing, combined with outsourcing of non-core product ranges, and sales into developed economies, has stood the group in good stead in a period in which the US dollar, Polish zloty and Hungarian forint were weak against the euro. The major portion of the European sales is realised in euro. This has had a particularly beneficial impact on margins. The group's ability to generate real earnings growth denominated in the euro as its major operating currency, whilst maintaining rand earnings notwithstanding a substantial appreciation in its reporting currency, confirms its long-term strategy.

The average operating margin of the group (before exceptional items, goodwill amortisation, associated company income and profit and losses on disposal of property, plant and equipment) increased to 11,1 % (2002: 9,5%) for the period. The group continues to benefit from enhanced efficiencies throughout the supply chain. Steinhoff Africa achieved an operating margin, inclusive of associate income, of 10 % (2002:9,0%) while the rest of the group generated a margin of 13 % (2002:11%).

Net finance charges at R64 million for the six months are in line with the charge of R121 million for the full year ended 30 June 2003.

The net interest-bearing debt to equity ratio reduced to 6% (2002: 33%) at 31 December 2003. A portion of the group's cash resources is earmarked to fund the PG Bison acquisition.

The group's cash flow from operations continues to be strong, at R478 million was nearly double the amount of R241 million for the corresponding period and further benefited from sound working capital management. Cash generation is after a net increase in working capital of R235 million (2002: R345 million). The increase in short-term cash and cash equivalents should be viewed against the receipt of the proceeds of the international offering which offsets the requirements relating to the seasonal nature of the business, with December being the peak funding period for the business cycle in South Africa, and the

funds available from the bond issue, which together with operating cash flows, have been allocated to investments and acquisitions but not spent at time of these results.

The group's tax position has been maintained as in previous periods.

Headline earnings per share increased to 53 cents (2002: 52 cents) on a weighted average number of 999,3 million (2002: 929,5 million) shares in issue.

For the 12-month and 6-month periods since 31 December 2002 and 30 June 2003 the net asset value per share improved 13,6% and 7,3% respectively. This improvement occurred despite an increase in the number of shares in issue to the current 1 128,1 million from 951,8 million and 946,1 million at the above mentioned periods respectively.

The board is also pleased with the contributions of the group's major associate investments, PG Bison Holdings and Unitrans, which showed excellent growth for the period under review.

Shareholders' funds increased to R6 323 million (2002: R4 693 million) and return on average shareholders' funds was stable at 20% (2002: 21%) during the period.

SEGMENTAL ANALYSIS

The group has prepared its operating results in euro terms for the first time, which are included in its segmental analysis.

The group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale & distribution.

Segmental analysis in euro for the six months ended 31 December 2003

Euro '000	Revenue 31/12/2003	Revenue 31/12/2002	% change
Manufacturing	446 465	376 261	19
Wholesale and distribution	210 101	161 806	30
Total	656 567	538 067	22

for the six months ended 31 December 2003

Euro '000	Earnings before exceptional items, goodwill, interest and taxation 31/12/2003	Earnings before exceptional items, goodwill, interest and taxation 31/12/2002	% change
Manufacturing	53 482	36 497	47
Wholesale and distribution	26 260	18 174	44
Total	79 742	54 671	46

Geographical analysis in euro for the six months ended 31 December 2003

Euro '000	Revenue 31/12/2003	Revenue 31/12/2002	% change
Southern Africa	180 664	149 838	21
European Community	313 086	238 067	32
Eastern Europe	134 180	124 208	8
Australia and New Zealand	28 636	25 954	10
Total	656 567	538 067	22

for the six months ended 31 December 2003

Euro '000	Earnings before exceptional items, goodwill, interest and taxation 31/12/2003	Earnings before exceptional items, goodwill, interest and taxation 31/12/2002	% change
Southern Africa	17 994	13 389	34
European Community	40 041	25 171	59

Eastern Europe	20 785	15 526	34
Australia and New Zealand	923	585	58
Total	79 742	54 671	46

Segmental analysis in rand for the six months ended 31 December 2003

Rand '000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Manufacturing	3 663 292	68	438 824	67	4 425 899	70
Wholesale and distribution	1 723 902	32	215 470	33	1 896 815	30
Total	5 387 194	100	654 294	100	6 322 714	100

Earnings before exceptional items, goodwill, interest and taxation includes share of associate income of R54 091 000.

for the six months ended 31 December 2002

Rand '000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Manufacturing	3 706 175	70	359 494	67	3 383 850	72
Wholesale and distribution	1 593 787	30	179 018	33	1 309 386	28
Total	5 299 962	100	538 512	100	4 693 236	100

Earnings before exceptional items, goodwill, interest and taxation includes share of associate income of R44 515 000.

Geographical analysis in rand for the six months ended 31 December 2003

Rand '000	Revenue	%	Earnings before exceptional items, goodwill, interest and taxation	%	Net assets	%
Southern Africa	1 482 370	28	147 642	23	1 435 619	23
European Community	2 568 904	48	328 540	50	3 826 202	61
Eastern Europe	1 100 959	20	170 539	26	995 101	16
Australia and New Zealand	234 961	4	7 573	1	65 792	1
Total	5 387 194	100	654 294	100	6 322 714	100

Geographical analysis for the six months ended 31 December 2002

Rand '000	Revenue	%	Earnings before exceptional items goodwill, interest and taxation	%	Net	%

					assets	
Southern Africa	1 475 906	28	131 884	24	1 316 350	28
European Community	2 344 960	44	247 935	46	2 592 383	55
Eastern Europe	1 223 449	23	152 931	28	706 149	15
Australia and New Zealand	255 647	5	5 762	1	78 354	2
Total	5 299 962	100	538 512	100	4 693 236	100

An amount of R445 million (2002: R479 million) of Africa's revenue represents exports to the European Community and the USA amounting to approximately 30% (2002: 32%) of its activities. The group's revenue exposure to the local South African furniture market amounted to 19% (2002: 19%).

CORPORATE ACTIVITY

The group concluded the following corporate transactions during the period under review:

- it placed 145 292 871 shares in the off-shore market in November 2003 pursuant to an International Equity Offering which raised euro 122,6 million, before expenses. This placing is in line with the group's stated objective of increasing its non-resident shareholder base, which, at 19 December 2003, stood at 53% of the company's issued share capital. In addition, the average trading volumes of Steinhoff shares have increased substantially and, inter alia, led to the inclusion of Steinhoff in the MSCI Emerging Market Indices;
- an investment by a European subsidiary of AUD 115 million effectively in the sourcing, distribution and manufacturing (Steinhoff Pacific) interests of Freedom Group Limited ("FGL") pursuant to FGL's de-listing from the Australian Stock Exchange;
- the acquisition by Relyon Group (UK) of the Sprung Slumber division of Airsprung Plc announced on the JSE News Services (SENS) on 5 October 2003;
- in South Africa the group concluded a medium term Corporate Bond issue of R1 billion to facilitate the re-financing of existing short-term facilities and, accompanied by normal operating cash generation, would accomplish optimal funding for capital expenditure and strategic acquisitions and investments, including PG Bison Holdings; and
- the offer by Steinhoff Africa or its nominee for the remaining 65,01% of the issued shares in P G Bison Holdings on the basis of an immediate cash sale applicable to corporate shareholders and an earn-out applicable to shareholders comprising management and certain trusts which hold shares on behalf of other employees. This offer is still subject, inter alia, to the approval of the competition authorities in South Africa.

CORPORATE GOVERNANCE

The group complies in all material respects with the JSE Securities Exchange Listing Requirements and the Code of Corporate Practices and Conduct published in the King Report on Corporate Governance.

TRIPLE BOTTOM LINE

The group's support of HIV/AIDS initiatives, sound labour relations, skills training and development and creating an environment where all of its employees, worldwide, can develop to their fullest potential, continues.

Compliance with environmental regulations remains a priority. The group's production facilities, processes and raw materials used are continuously evaluated to ensure sustainability and acceptable standards. Black Economic Empowerment of enterprises within our South African operations remains an integral part of the group's strategy.

CHANGES TO BOARD

Mr Rodney Howard Walker, the Chief Executive Officer of FGL in Australia, has been appointed to the company's board with effect from 1 March 2004.

DIVIDEND

Going forward the board will be reviewing its dividend policy. It intends to offer cash dividends covered not more than 5 times by its earnings per share, in lieu of capitalisation shares.

It is the group's stated policy to declare dividends once a year after its financial year-end at 30 June.

OUTLOOK

The European and Australian operations are continuing to grow through leveraging their core strengths and competencies. It is expected that the expanded Australian investment will further benefit from the critical mass achieved through combining the sourcing capabilities and expertise of Steinhoff Europe and the businesses of FGL. The expanded manufacturing base in Poland, Hungary and Ukraine, particularly with respect to the Mail Order market served from the Polish operations, bode well for increased exports into the European Union.
The additions of complementary products and brands to the group's offering (e.g. Puris Bad in Germany (bathroom furniture) and Sprung Slumber in the UK) are expected to increase the group's market coverage and synergies in terms of distribution, sourcing of raw materials and complementary customer bases.
The establishment of the new logistics centre in Leinefelde, Germany, has been completed and the enhanced centralised distribution and logistics efficiencies have already had a positive effect on European margins.
Steinhoff Africa will continue to grow its exports from Southern Africa, benefiting from economies of scale and better utilisation of production capacity and improved efficiencies, in a strengthening rand environment. The group will make further investments in raw material production facilities to ensure long-term sources of supply, particularly in sawmilling and timber resources.
Management expect to achieve growth in headline earnings from the continuing operations for the remainder of the current financial year.
On behalf of the board of directors

B E Steinhoff	M J Jooste
Chairman	Chief Executive Officer

1 March 2004

Administration
Registration number: 1998/003951/06
JSE share code: SHF ISIN code: ZAE 000016176
Registered office
28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel +27 (11) 445 3000, Fax +27 (11) 445 3099
Transfer secretaries: Computershare Limited
70 Marshall Street, Johannesburg, 2001
Company secretary
S J Grobler
Auditors
Deloitte & Touche
Sponsor
PSG Capital Limited
Directors:
B E Steinhoff* (Chairman), M J Jooste (Chief Executive Officer), D E Ackerman+, C E Daun+*,
J N S du Plessis+, K J Grov[1]+, D Konar+, J F Mouton+, F J Nel, F A Sonn+, N W Steinhoff+*,
D M van der Merwe, J H N van der Merwe, R H Walker# #Australian *German +Non-executive
Date: 02/03/2004 07:30:14 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###02/03/2004 - Steinhoff Records Strong Growth For The Six Months To 31 December 2003###

02/03/2004 - 20:24:52

PRESS RELEASE
STEINHOFF RECORDS STRONG GROWTH FOR THE SIX MONTHS TO 31 DECEMBER 2003
2 March 2004
Steinhoff International Holdings Limited ("Steinhoff" or "the Group") today reported pleasing results for the six months ending 31 December 2003 reflecting the expansion of its operations, especially in Europe and Australasia. Steinhoff is an integrated global lifestyle supplier focused on manufacturing, wholesale and distribution of furniture and household goods, with interests in Southern Africa, the European Community, Eastern Europe, Australia and New Zealand.
Markus Jooste, chief executive officer of Steinhoff, said: "We are extremely pleased with the Group's results. Steinhoff is an international player with some of the world's best furniture manufacturing assets and the sustainability of our strategy is proven by the continued increase in both volumes and margins."
Including exports from Southern Africa the Group generated 81% of its revenues in foreign currency, with only 19% of revenues derived in rands. As a JSE Securities Exchange listed company the Group is obliged to report in rands, however, the Board is considering dual reporting in euros as this more accurately reflects Steinhoff's achievements.
Revenue increased by 22% to EUR657 million (2002: EUR538 million) and headline earnings increased by 30% to EUR64 million (2002: EUR49 million). The average Group operating margin improved to 11,1% (2002: 9,5%).
In rands, revenue increased by 2% to R5,4 billion (2002: R5,3 billion) and headline earnings increased by 8% to R528,7 million (2002: R487,5 million). Headline earnings per share increased to 53 cents (2002: 52 cents). The average conversion rate used was R8.2051: EUR1 (2002: R9.85 : EUR1).
The European region achieved remarkable growth given the current difficult trading conditions in Europe. Revenues increased by 32% in euro, whilst operating profit increased by an impressive 59% as margins widened from 10.6% to 12.8%. This was mainly attributable to favourable currency movements, particularly the weakness of the US dollar and zloty against the euro, as well as improved operating efficiencies within the Group.
The Southern African region increased operating profit by 37% and 8% in euro and rand terms respectively. Steinhoff Africa improved its margin from 5.9% to 6.3% (excluding associates). Steinhoff also recorded margin expansion in Eastern Europe and Australasia.
Net debt declined from R1.5 billion to R390 million, resulting in a decline in gearing to 6% (2002: 33%). The decline is in part due to the recent international equity offering of R1 billion, which places Steinhoff in a favourable position to expand its operations in a highly fragmented furniture market. Cash generated by operations increased by 98% to R478,0 million (2002: R241,2 million), benefiting from sound working capital management and a quality customer base.
Steinhoff's sustainability is further endorsed by the support received from the international investment community. Since the international equity offering the share price has risen 33% and 27% in rand and euro terms respectively.
Liquidity has also improved to the extent that Steinhoff has been included in the MSCI emerging market indices for the first time.
Jooste added: "Steinhoff with its strategy of combining low cost manufacturing and product sourcing, coupled with the outsourcing of non-core product ranges, is well positioned for continued growth. Our balance sheet is strong, we are generating cash, are in a position to focus on organic growth and have the ability to consider appropriate acquisitive growth opportunities."
Steinhoff is positive about its prospects. Increased exports to Europe, particularly from the mail order market served by the Polish operations, bode well for export growth from the expanded manufacturing base in Poland, Hungary and the Ukraine. Furthermore, the addition of complementary products and brands are expected to increase the Group's market share. In South Africa, Steinhoff will make further investments in raw material production facilities to ensure long-term sources of supply, particularly in sawmilling and timber resources.

The Group anticipates growth in headline earnings for the remainder of the year.
- ends -

For further information, please contact:
Markus Jooste, Steinhoff
Tel: 011 445 3050
Jessica Yellin, Magna Carta
Tel: 011 784 2598

Date: 02/03/2004 08:44:35 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###03/03/2004 - Steinhoff - Dealing In Securities By Directors###

03/03/2004 - 20:24:42

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
(Share code: SHF ISIN: ZAE000016176)
DEALING IN SECURITIES BY DIRECTORS

Name of director	Date of transaction	Quantity	Price (cents)	Class	Nature of transaction	Nature of interest
Johannes Fredericus Mouton	02/03/2004	100 000	898	Ordinary shares	Purchase	Indirect, non-beneficial
Johannes Nicolaas Stefanus du Plessis	02/03/2004	20 000	898	Ordinary shares	Purchase	Indirect, non-beneficial

Clearance to trade has been obtained in terms of 3.66 of the JSE Securities Exchange South Africa Listing Requirements.
3 March 2004
SPONSOR: PSG CAPITAL LIMITED
Date: 03/03/2004 05:28:14 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###04/03/2004 - Steinhoff - Dealing In Securities By A Director###

04/03/2004 - 20:42:43

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
(Share code: SHF ISIN: ZAE000016176)
DEALING IN SECURITIES BY A DIRECTOR

Name of director	Date of transaction	Quantity	Unit price (cents)	Class	Nature of transaction	Nature of interest
R H WALKER	03/03/2004	29 250	880	Ordinary shares	Purchase	Direct, beneficial

Permission from the Chief Executive (designated officer) to deal in these shares was obtained.
SPONSOR: PSG CAPITAL LIMITED
Date: 04/03/2004 12:27:56 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###03/05/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

03/05/2004 - 20:15:36

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
Share code: SHF ISIN: ZAE000016176
Dealing in Securities by a Director

NAME OF DIRECTOR:	Norbert Walter Steinhoff
COMPANY OF WHICH I AM A DIRECTOR:	Steinhoff International Holdings Ltd
STATUS: (EXECUTIVE / NON-EXECUTIVE):	Non-executive
TYPE OF SECURITIES:	Shares
DATE OF TRANSACTION:	28 April 2004
CENTS PER SHARE:	855
NUMBER OF SECURITIES TRANSACTED:	56 400
TOTAL RAND VALUE OF SECURITIES:	R482 220
CLASS OF SECURITIES:	Ordinary
NATURE OF TRANSACTION:	Sale
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66:	Yes
DATE OF CONFIRMATION:	26 April 2004

Sponsor: PSG Capital Limited
Date: 03/05/2004 11:54:14 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###04/05/2004 - Steinhoff International Holdings Limited - Dealing In Securities By Di###

04/05/2004 - 20:16:17

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
Share code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTORS
Incentive Scheme
The Board of Steinhoff International Holdings Limited ("the Company" or "SIL") herewith and pursuant to all formalities having been completed, which included the approval in general meeting of shareholders on 1 December 2003, and with approvals by the Board and Human Resources and Remuneration Committee, wish to announce that:
1. incentives relating to 18,903,653 shares have been granted in terms of the new Share Incentive Scheme to 20 participants, at effectively a nominal value of 0,5 (half) cent per share;
2. the effective date for the granting of the rights is 1 December 2003 ("the effective date") and the incentives will mature in 1/3 (one third) tranches per annum from the third anniversary of the effective date, provided the following performance criteria have been achieved:
2.1 a compound growth in headline earnings per share ("HEPS") equal to or exceeding the average growth of companies included in, and comprising the INDI 25 Index ("INDI 25") over a three-year period from the effective date; and
2.2 the volume weighted average traded share price of the Company over the 30 trading days immediately preceding the date of measurement ("the measurement date") to exceed the results of the following formula:
(((a - b) b) + 1) x c
where
a = the INDI 25 at the measurement date;
b = the INDI 25 at the effective date; and
c = the share price of Steinhoff based on the (30 day) volume weighted average share price at the effective date.
In the event of the criteria not being satisfied by the 3rd anniversary of the effective date, the rights will be extended to the following years on a cumulative basis, provided that if the criteria are not met by the end of the financial year in which the 5th anniversary of the effective date falls, all rights will lapse and no shares will be issued nor any amounts be due to any participant.
In terms of Paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") ("the Listings Requirements"), the Board wishes to inform shareholders of the incentives granted to the following officers:

MJ Jooste	Chief Executive Officer,	in respect of:	4,586,758 shares
FJ Nel	Finance Director,	in respect of:	752,725 shares
DM van der Merwe	Executive Director,	in respect of:	1,902,588 shares
JHN van der Merwe	Chief Financial Office,	in respect of:	2,195,091 shares
SJ Grobler	Company Secretary,	in respect of:	807,519 shares
ST Schmidt	Director, subsidiary*	in respect of:	619,212 shares

(* material subsidiary as defined in terms of Paragraph 3.35 of the Listings

Requirements)
DEALING IN SECURITIES
(a) Share Transfers
The Board has also been informed that certain of the shareholders which had acted as Vendors at the time of listing of the Company on 23 September 1998 had reserved shares for investment by or on behalf of certain members of management. These shareholders, pursuant to discretionary arrangements, have informed the Board on 30 April 2004 of the transfer of 3,269,629 shares at 675 cents per share to the relevant transferees.
In terms of Paragraph 3.63 of the Listings Requirements, shareholders are informed of the following transfers which have been effected, and which shares are held indirectly and non-beneficially:

MJ Jooste	Chief Executive Officer,	in respect of:	1,688,242 shares
FJ Nel	Finance Director,	in respect of:	527,129 shares
DM van der Merwe	Executive Director,	in respect of:	527,129 shares
JHN van der Merwe	Chief Financial Office,	in respect of:	527,129 shares

(b) Share Purchase
It is further announced, in terms of Paragraph 3.63 of the Listings Requirements, that a consortium of members of executive management has indirectly beneficially purchased on 30 April 2004 by private purchase 33,458 million shares in the Company for a consideration of 881 cents per share as follows:-

BE Steinhoff	Executive Chairman,	in respect of:	9,125,000 shares
MJ Jooste	Chief Executive Officer,	in respect of:	9,125,000 shares
FJ Nel	Finance Director,	in respect of:	3,041,000 shares
DM van der Merwe	Executive Director,	in respect of:	4,708,750 shares
JHN van der Merwe	Chief Financial Office,	in respect of:	4,416,250 shares
SJ Grobler	Company Secretary,	in respect of:	3,042,000 shares

Clearance had been granted in respect of the abovementioned transactions.
By order of the Board
SJ GROBLER
COMPANY SECRETARY
4 May 2004
Sponsor: PSG CAPITAL LIMITED
Date: 04/05/2004 04:35:15 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###21/05/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

21/05/2004 - 20:11:01

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
Share code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR

NAME OF DIRECTOR:	J F Mouton
COMPANY OF WHICH I AM A DIRECTOR:	Steinhoff International Holdings Ltd
STATUS: (EXECUTIVE / NON-EXECUTIVE):	Non-executive
TYPE OF SECURITIES:	Shares
DATE OF TRANSACTION:	20 May 2004
CENTS PER SHARE:	775
NUMBER OF SECURITIES TRANSACTED:	28 418
TOTAL RAND VALUE OF SECURITIES:	R220 239,50
CLASS OF SECURITIES:	Ordinary
NATURE OF TRANSACTION:	Purchase
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION:	Indirect, (through a company controlled by his immediate family)
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66:	Yes
DATE OF CONFIRMATION:	19 May 2004

Sponsor: PSG Capital Limited
Date: 21/05/2004 04:48:05 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###25/05/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

25/05/2004 - 19:08:27

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
Share code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR

NAME OF DIRECTOR:	J F Mouton						
COMPANY OF WHICH I AM A DIRECTOR:	Steinhoff International Holdings Ltd						
STATUS: (EXECUTIVE / NON-EXECUTIVE):	Non-executive						
TYPE OF SECURITIES:	Shares						
DATE OF TRANSACTION:	21 May 2004						
CENTS PER SHARE:	780	785	788	789	790	793	795
NUMBER OF SECURITIES TRANSACTED:	80 000	55 000	26 287	35 000	33 713	15 000	110 826
TOTAL RAND VALUE OF SECURITIES:	R2 823 682,57						
CLASS OF SECURITIES:	Ordinary						
NATURE OF TRANSACTION:	Purchase						
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION:	Indirect, beneficial						
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66:	Yes						
DATE OF CONFIRMATION:	19 May 2004						

Sponsor: PSG Capital Limited
25 May 2004
Date: 25/05/2004 02:48:03 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###26/05/2004 - Steinhoff - Dealing In Securities By A Director###

26/05/2004 - 19:08:20

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
Share code: SHF ISIN: ZAE000016176
Dealing in Securities by a Director

NAME OF DIRECTOR:	C E Daun	
COMPANY OF WHICH I AM A DIRECTOR:	Steinhoff International Holdings Ltd	
STATUS: (EXECUTIVE / NON-EXECUTIVE):	Non-executive	
TYPE OF SECURITIES:	Shares	
DATE OF TRANSACTION:	20 May 2004	21 May 2004
CENTS PER SHARE:	775,82	780
NUMBER OF SECURITIES TRANSACTED:	311 000	189 000
TOTAL RAND VALUE OF SECURITIES:	R2 412 800	R1 474 200
CLASS OF SECURITIES:	Ordinary	
NATURE OF TRANSACTION:	Purchase	
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION:	Indirect, beneficial	
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66:	Yes	
DATE OF CONFIRMATION:	20 May 2004	

Sponsor: PSG Capital Limited
Date: 26/05/2004 08:42:51 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###27/05/2004 - Steinhoff International Holdings Ltd - Results Of Offer By Sah And Ext###

27/05/2004 - 19:14:48

CLOSING DATE
STEINHOFF INTERNATIONAL HOLDINGS LTD
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
JSE code: SHF ISIN code: ZAE 000016176
STEINHOFF AFRICA HOLDINGS (PTY) LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1969/015042/07)
("SAH")
PG BISON HOLDINGS (PTY) LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1999/016480/07)
("PGBH" or "the Company")
RESULTS OF OFFER BY SAH AND EXTENSION OF CLOSING DATE
Introduction
Further to the circular to shareholders of PGBH dated 30 April 2004 ("the circular"), the directors of SAH wish to announce the results of the offer contained therein.
All definitions contained in the circular apply, mutatis mutandis, to this announcement.
Results of offer
The elections available to PGBH shareholders (excluding the trustees of the trusts) and the elections available to participants in the trusts were exercised as follows:

	No. of PGBH shares	% acceptance(1)	% of issued shares(2)
Shareholders (excluding trustees)			
- Cash option	3 303 453	43,19	28,08
- Deferred option	2 534 706	33,14	21,54
- Decline offer	-	-	-
	5 838 159	76,33	49,62
Participants in the trusts(3)	1 759 512	23,00	14,95
- Cash option	113 428	1,48	0,96
- Deferred option	1 646 084	21,52	13,99
- Decline offer	-	-	-
Shares held by trustees in respect of which no election has been received	50 566	0,67	0,44
Shares subject to the offer	7 648 237	100,00	65,01
Shares held by Steinhoff Africa	4 116 470	-	34,99
Issued PGBH shares	11 764 707	-	100,00

Notes:
(1) The "% acceptance" column represents the proportionate acceptance level of each alternative expressed as a percentage of the number of 7 648 237 shares which are subject to the offer (ie excluding SAH's existing holding of 4 116 470 PGBH shares, or 34,99% of its issued share capital).
(2) The "% of issued shares" column represents the number of shares in respect of which each option has been elected expressed as a percentage of the total number of 11 764 707 issued PGBH shares.
(3) Participants elected the deferred option and the cash option in respect of 90,94% and 6,27% respectively of the aggregate number of 1 810 078 PGBH shares which are held by the trustees. 100 participants in the PG Bison Employee Share Trust having rights in respect of 50 566 PGBH shares (being 2,79% of the PGBH

shares held by the trustees) have, to date, not yet submitted their forms of election.

Conditionality of offer

The offer was subject, inter alia, to a minimum acceptance level of the deferred option of 36,93% (or such lower percentage at SAH's discretion) of the issued 11 764 707 shares of PGBH. SAH has now agreed to reduce this minimum acceptance level to 35,53% of the issued PGBH shares in respect of the deferred option. Consequently, the offer is now unconditional as to acceptances and, in terms of the Rules of the Securities Regulation Panel, SAH has agreed to extend the closing date of the offer to 14:30 on Tuesday, 8 June 2004. PGBH shareholders and/or participants who have not yet submitted their forms of election should now do so in order that such forms reach the Company by no later than 14:30 on Tuesday, 8 June 2004, failing which:

- the offer shall be deemed to have been declined by non-submitting shareholders; or
- the trustees shall deal with the rights concerned in respect of non-submitting participants, in their sole discretion and in accordance with the provisions of the trust deeds.

The offer is still conditional upon the approval of the Competition Tribunal by not later than 30 June 2004. Upon receipt of such approval, settlement of the offer consideration will be effected in accordance with the procedures set out in the circular.

Wynberg
Sandton
26 May 2004

Reporting accountants and auditors to PGBH
KPMG

Attorneys to PGBH
Roodt Inc. Attorneys

Date: 27/05/2004 12:43:45 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###04/06/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

04/06/2004 - 19:08:53

DIRECTOR
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
Share code: SHF ISIN: ZAE000016176
Dealing in Securities by a Director

NAME OF DIRECTOR:	J F Mouton
COMPANY OF WHICH I AM A DIRECTOR:	Steinhoff International Holdings Ltd
STATUS: (EXECUTIVE / NON-EXECUTIVE):	Non-executive
TYPE OF SECURITIES:	Shares
DATE OF TRANSACTION:	3 June 2004
CENTS PER SHARE:	841,6
NUMBER OF SECURITIES TRANSACTED:	300 000
TOTAL RAND VALUE OF SECURITIES:	R2 524 894
CLASS OF SECURITIES:	Ordinary
NATURE OF TRANSACTION:	Purchase
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION:	Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66:	Yes
DATE OF CONFIRMATION:	2 June 2004

Sponsor: PSG Capital Limited
Date: 04/06/2004 04:02:09 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###07/06/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

07/06/2004 - 19:09:02

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1998/003951/06)
("Steinhoff")
JSE Share code: SHF
ISIN: ZAE000016176

DEALING IN SECURITIES BY A DIRECTOR

Name of Director:	J F Mouton
Company of which I am a director:	Steinhoff International Holdings Ltd
Status: (executive / non-executive):	Non-executive
Type of securities:	Shares
Date of transaction:	4 June 2004
Cents per share:	826,5
Number of securities transacted:	200 000
Total Rand value of securities:	R1 653 000
Class of securities:	Ordinary
Nature of transaction:	Purchase
Nature and extent of director's interest in the transaction:	Indirect, beneficial
Confirmation that clearance has been given in terms of paragraph 3.66:	Yes
Date of confirmation:	2 June 2004

7 June 2004
Sponsor:
PSG Capital Limited
Date: 07/06/2004 01:41:02 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###23/06/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

23/06/2004 - 19:08:24

Steinhoff International Holdings Limited
Registration number 1998/003951/06
JSE Share Code: SHF
ISIN Code: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR
In compliance with sections 3.63 - 3.74 of the Listings Requirements of the JSE Securities Exchange of South Africa, the following information is disclosed:

Name of Director:	Dr F A Sonn
Name of Company:	Steinhoff International Holdings Limited
Date of Transaction:	18 June 2004
Class of Securities:	Ordinary shares
Unit Price:	837.05 cents per share
Number of Securities Transacted:	35 000
Total Value of Securities Transacted:	29 296 750
Nature of Transaction:	Purchase
Extent of Interest:	Indirect, beneficial
Clearance Given in Terms of Paragraph 3.66:	Yes
Date of Clearance:	15 June 2004

Johannesburg
23 June 2004
Date: 23/06/2004 04:55:02 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###25/06/2004 - Steinhoff International Holdings Limited - Dealing In Securities By A###

25/06/2004 - 19:08:25

Steinhoff International Holdings Limited
Registration number 1998/003951/06
JSE Share Code: SHF
ISIN Code: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR
In compliance with sections 3.63 - 3.74 of the Listings Requirements of the JSE Securities Exchange of South Africa, the following information is disclosed:

Name of Director:	Johannes Nicolaas Stefanus du Plessis
Name of Company:	Steinhoff International Holdings Limited
Date of Transaction:	25 June 2004
Class of Securities:	Ordinary shares
Unit Price:	812,8 cents per share
Number of Securities Transacted:	259 370
Total Value of Securities Transacted:	R2 108 159.36
Nature of Transaction:	Purchase
Extent of Interest:	Indirect, non-beneficial
Clearance Given in Terms of Paragraph 3.66:	Yes
Date of Clearance:	24 June 2004

Johannesburg
25 June 2004
Date: 25/06/2004 05:05:03 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###03/09/2004 - Steinhoff International Holdings Limited - Steinhoff's Investment In U###

03/09/2004 - 19:08:57

LIMITED
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF; ISIN : ZAE000016176
("Steinhoff" or "the Company")
STEINHOFF'S INVESTMENT IN UNITRANS LIMITED

In terms of a shareholders agreement entered into between Steinhoff and Murray & Roberts Holdings Limited ("M&R") on 30 June 2000, Steinhoff and M&R enjoy reciprocal pre-emptive rights in respect of their respective shareholdings in Unitrans Limited ("Unitrans"). Steinhoff currently holds approximately 26% of Unitrans's issued share capital.

On 31 August 2004, Steinhoff was formally informed by M&R that it had received an offer from a third party for all of its 34 216 680 ordinary shares in Unitrans (constituting approximately 44% of Unitrans's current issued share capital) (`the Unitrans shares") held through a subsidiary of M&R, United General Investments (Proprietary) Limited ("UGI") ("the third party offer").

In accordance with the terms of the pre-emptive rights, UGI has offered the Unitrans shares to Steinhoff ("the pre-emptive offer"). The pre-emptive offer contains mutatis mutandis the same terms and conditions as the third party offer.

Shareholders are advised that Steinhoff has accepted the pre-emptive offer.
Steinhoff will either:

- acquire the Unitrans shares; or
- place the Unitrans Shares with third party investors; or
- a combination of the above.

The placement of shares with third party investors will be implemented in accordance with procedures approved by the JSE Securities Exchange South Africa and in terms of the Securities Regulation Code on Take-overs and Mergers and the Rules of the Securities Regulation Panel ("the SRP Code").

Steinhoff will advise shareholders by not later than 4 October 2004 of the number of shares it has elected to acquire for its own account and / or place with third party investors. In the event that Steinhoff's election results in its shareholding in Unitrans increasing to 35% or more, thereby giving rise to a mandatory offer to Unitrans shareholders, as contemplated in the SRP Code, Steinhoff will make such mandatory offer to all the holders of Unitrans ordinary shares, other than Steinhoff Africa Holdings (Proprietary) Limited, as required by the SRP Code ("the minority offer"). In the event of Steinhoff's election giving rise to the minority offer, Steinhoff will procure the submission of the necessary confirmation to the SRP as to the adequacy of its resources to implement the minority offer in full in accordance with its terms.

The salient terms of the third party offer include:

- a cum-dividend price of R28,00 per Unitrans share, subject to certain adjustments based on the audited financial statements of Unitrans for the year ended 30 June 2004. Shareholders are advised that Unitrans has declared a dividend of R1,00 per share in respect of its financial year ended 30 June 2004, payable on 4 October 2004;
- in the event that the purchase price payable to M&R has not been paid, due to outstanding regulatory approvals the most notable of which being the issue of a clearance certificate by the Competition Authorities, by 28 February 2005, the purchase price will accrue interest from 1 March 2005 to date of payment at 70% of the publicly quoted prime rate of interest on overdraft from time to time.

The acquisition of further shares in Unitrans, whether it be the acquisition by Steinhoff of a controlling interest, or otherwise, will not have a material effect on the headline earnings, earnings and net asset value per Steinhoff share.

Wynberg
3 September 2004

Corporate adviser and sponsor Legal adviser
PSG CAPITAL LIMITED HOFMEYR HERBSTEIN GIHWALA INC.
Date: 03/09/2004 11:04:04 AM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

###13/09/2004 - Steinhoff - Audited Results For The Year Ended 30 June 2004###

13/09/2004 - 19:48:44

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
Share code: SHF; ISIN : ZAE000016176
("Steinhoff" or "the Company")
Audited results for the year ended 30 June 2004
Our geographically expanded operations continue to deliver sustainable growth
Headlines
* Group revenues up by 22% in euros and 6% in rand
* 39% growth in headline earnings in euros and 21% in rand
* Strong regionally independent balance sheets
* Net income exceeds R1 billion
* Strong operating cash flows
* Dividends increased by 22%

Abridged consolidated income statement
for the year ended 30 June 2004

	Notes	Audited year ended 30/06/04 R'000	Audited restated* year ended 30/06/03 R'000	% change
Revenue		10 572 130	9 948 595	6
Operating income before depreciation and exceptional items		1 535 355	1 300 886	18
Depreciation		(214 302)	(191 858)	
Operating income after depreciation		1 321 053	1 109 028	19
Exceptional items	1	(128 922)	(79 389)	
Earnings before goodwill, amortisation, interest and taxation		1 192 131	1 029 639	16
Goodwill amortised		(38 592)	(31 429)	
Earnings before interest and taxation		1 153 539	998 210	16
Net finance charges		(80 147)	(121 177)	
Earnings before taxation		1 073 392	877 033	22
Taxation		(150 381)	(97 950)	
Earnings after taxation		923 011	779 083	18
Share of associate companies' income		117 853	91 056	
Attributable to outside shareholders		(4 012)	2 881	
Income attributable to shareholders		1 036 852	873 020	19
Number of shares in issue ('000)		1 122 966	942 472	19
Weighted average number of shares in issue ('000)		1 067 461	961 031	11
Attributable income (R'000)		1 036 852	873 020	19
Headline earnings (R'000)	2	1 191 738	984 842	21
Earnings per share (cents)		97	91	7

Headline earnings per share (cents)	112	102	9
Diluted earnings per share (cents)	95	88	8
Diluted headline earnings per share (cents)	109	99	10
Proposed dividend per share (cents)	22	18	22
Note 1: Exceptional items (R'000)			
- Profit on disposal of business	234	12 000	
- Loss on disposal of business		(9 793)	
- Impairment of intangible assets		(5 954)	
- Discontinued operations	(69 652)	(37 362)	
- Impairment of property, plant and equipment	(59 504)	(38 280)	
	(128 922)	(79 389)	
Note 2: Headline earnings calculation			
Income attributable to shareholders	1 036 852	873 020	
Adjustment for:			
- Exceptional items	128 922	79 389	
- Goodwill amortisation	38 592	31 429	
- (Profit)/loss on disposal of property, plant and equipment	(6 514)	4 977	
- (Profit)/loss on disposal of property, plant and equipment included in share of associate income	(707)	107	
- Goodwill amortisation included in share of associate income	3 493	4 590	
- Negative goodwill included in share of associate income	(8 900)	(8 670)	
Headline earnings for the year	1 191 738	984 842	

* Prior year figures have been restated to reflect the consolidation of the share trusts, and adjusting the weighted average number of shares in issue with the capitalisation shares issued during 2004, in terms of AC 104. These adjustments had the effect to reducing earnings per share from 93 cents to 91 cents and headline earnings per share from 105 cents to 102 cents.

Abridged consolidated balance sheet
at 30 June 2004

	Audited 30/06/04 R'000	Audited restated* 30/06/03 R'000
ASSETS		
Non-current assets		
Property, plant and equipment, plantations and intangible assets	3 291 880	2 529 182
Investments and loans	1 371 016	1 172 180

Deferred tax assets	103 924	33 750
	4 766 820	3 735 112
Current assets		
Accounts receivable and short-term loans	3 766 704	2 850 288
Inventories	1 348 515	893 754
Cash and cash equivalents	3 645 765	1 463 248
Net cash balances	3 645 705	1 316 873
Near cash financial instruments	60	146 375
	8 760 984	5 207 290
Total assets	13 527 804	8 942 402
EQUITY AND LIABILITIES		
Capital and reserves	6 525 251	4 929 247
Outside shareholders' interest	35 241	14 782
Non-current liabilities		
Deferred tax liabilities	118 512	44 360
Long-term liabilities	3 088 178	1 437 591
Long-term licence fee liability	180 621	209 188
	3 387 311	1 691 139
Current liabilities		
Net interest-bearing	523 269	624 916
Accounts payable and provisions	3 056 732	1 682 318
	3 580 001	2 307 234
Total equity and liabilities	13 527 804	8 942 402
Net asset value per share (cents)	581	523
Gearing ratio (net) (%)	-	15
Closing exchange rate (rand: euro)	7,5563	8,61

Prior year figures have been restated to reflect the consolidation of the share trusts.

Abridged group cash flow statement
for the year ended 30 June 2004

	Audited year ended 30/06/04 R'000	Audited restated* year ended 30/06/03 R'000
Operating profit before working capital changes	1 441 942	1 253 312
Net changes in working capital	97 420	(355 069)
Cash generated from operations	1 539 362	898 243
Net finance costs	(80 147)	(121 177)
Dividends paid	(34 333)	(16 763)
Dividends received	21 869	17 230
Taxation	(117 480)	(85 749)
Net cash inflow from operating activities	1 329 271	691 784
Net cash outflow from investing activities	(1 363 982)	(812 182)
Net cash inflow from financing activities	1 688 230	993 710
Net increase in cash and cash equivalents	1 653 519	873 312
Effects of exchange rate changes on cash and cash equivalents	2 392	147 790
Cash and cash equivalents - beginning of period	2 000 531	979 429
Cash and cash equivalents - end of period	3 656 442	2 000 531
Cash and cash equivalents can be reconciled to the balance sheet as follows:		
- Cash and cash equivalents above	3 656 442	2 000 531

- Overdrafts included in financing activities	10 677	537 283
Cash and cash equivalents per balance sheet	3 645 765	1 463 248

* Prior year figures have been restated to reflect the consolidation of the share trusts.

Statement of changes in equity
for the year ended 30 June 2004

	Share capital and premium	Non-distributable reserves	Distributable reserves	Total
	R'000	R'000	R'000	R'000
Restated balance at 30 June 2003*	2 240 944	251 788	2 436 515	4 929 247
Earnings attributable to shareholders			1 036 852	1 036 852
Dividends paid			(34 141)	(34 141)
Issue of shares	920 934			920 934
Decrease in foreign currency translation reserve		(329 837)		(329 837)
Share of associate companies' retained earnings transferred from non-distributable reserves		(7 572)	7 572	
Financial instrument revaluation reserve		(14)		(14)
Increase in investment reserve		2 210		2 210
Balance at 30 June 2004	3 161 878	(83 425)	3 446 798	6 525 251

* Prior year figures have been restated to reflect the consolidation of the share trusts.

Accounting policies

The consolidated abridged financial statements for the year ended 30 June 2004 are prepared in accordance with the South African Statements of Generally Accepted Accounting Practice ("SA GAAP") applicable to financial reporting (AC127). The accounting policies used are consistent with those used in the annual financial statements for the year ended 30 June 2003 except for the consolidation of the Steinhoff Share Incentive Trusts as required by a directive issued by the JSE Securities Exchange South Africa during February 2004. The effect on the net profit previously reported was immaterial.

From a dividend per share perspective of view disclosure has been provided based on the period to which the dividends relate. Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares in issue during the 2004 year. Headline earnings per share is calculated by dividing headline earnings by the weighted average number of ordinary shares in issue during the year. Fully diluted earnings per share takes into account the dilutive effect of share options held by employees.

Audit report

The consolidated financial statements for the year have been audited by Deloitte & Touche and their accompanying unqualified audit report as well as their unqualified audit report on this set of summarised financial information are available for inspection at the company's registered office.

Corporate governance

The Group subscribes to and complies with the Code on Corporate Governance Practices as contained in the second King Report on Corporate Governance.

Commentary

Review of results

Performance

The Group's headline earnings for the year grew to R1 192 million (2003: R985 million) on revenues, in rand terms, which increased by 6% to R10 572 million (2003: R9 949 million). The average exchange rate used for converting euro income and expenditure to rand was R8,2145: Euro1 compared to R9,415: Euro1 in respect of the year ended 30 June 2003, representing a strengthening in the rand conversion rate of 15%.

The Group generated 83% of its revenues in currencies other than South African rand, principally euro, pound sterling, US dollar and Australian dollar ("AUD"). The revenue growth achieved in euro terms amounted to 22% from euro 1 057 million to euro 1 287 million. Organic growth was supplemented by the acquisitions implemented during the year which are dealt with separately under "Corporate activity" below.

Headline earnings per share increased by 9% to 112 cents (2003: 102 cents) with basic earnings per share increasing by 7% to 97 cents (2003: 91 cents). The weighted average number of shares in issue increased by 11% during the year to 1 067,5 million (2003: 961,0 million), principally as a result of the 145,3 million new shares issued in November 2003 pursuant to the international equity placement.

Shareholders' funds grew to R6 525 million (2003: R4 929 million) and the return on average shareholders' funds was stable at 21% (2003: 21 %) during the year. The net asset value per share improved further by 11% from 523 cents to 581 cents per share, notwithstanding an increase in the number of issued shares at 30 June 2004 to 1 123,0 million (2003: 942,5 million).

The Group's cash flow from operations reached an all-time high of R1 539 million (2003: R898 million), demonstrating the extent of the Group's sound working capital management. Cash generation is after a net decrease in working capital of R97 million (2003: increase of R355 million) created mainly by increased suppliers' credit resulting from the inclusion of the PG Bison acquisition and the Australian investment. Favourable suppliers' terms of trading benefited the Group through enhanced critical mass and the addition of the import, sourcing and distribution business acquired in Australia. Shareholders should note the seasonal nature of the business, with June being the low ebb of the business cycle in Europe, immediately preceding the summer holidays.

The Group's strategy of low-cost sourcing in terms of own manufactured, and third party manufactured products, is continuing to deliver the desired results. This was particularly the case in relation to market share gains attributable to the diversity of the product offering to Steinhoff's customers and the relative strength of the euro against the US dollar (in which most of the third party products are sourced), and the Polish zloty in respect of the Group's extensive manufacturing facilities in Poland. The major portion of the European sales are realised in euros which continued to benefit margins.

The average operating margin of the Group increased to 12,5% (2003: 11,2%) for the year. The Group continues to benefit from enhanced efficiencies throughout the supply chain as well as the critical mass achieved as a result of the acquisitions in the United Kingdom, Australia and Germany.

Net finance charges for the year were R80 million (2003: R121 million). This resulted from continued sound working capital management accompanied by the beneficial rates of interest applicable to the Group's European borrowings, as well as the lower average exchange rate at which euro finance charges were converted to South African rand. The Group continued to fund suppliers and third party producers to secure preference of supply and obtain favourable settlement discounts which, in turn, contributed to improvement in margins.

At 30 June 2004 Steinhoff had cash assets, net of interest-bearing debt, of R34 million
(2003: net debt of R746 million) resulting in an ungeared position (2003: net debt: shareholders' funds of 15%). The independent balance sheets of Steinhoff Europe and Steinhoff Africa are now appropriately structured and well capitalised after the Group's international equity placement in November 2003, the rollover and increase in the European Syndicated Loan Facility and the R1

billion corporate bond issued in South Africa during December 2003. The gearing capacity of the Group places it in a strong position to pursue acquisitive opportunities. Part of the Group's cash resources at 30 June 2004 was used to discharge the cash element of the PG Bison purchase consideration. A further portion is earmarked to fund the Unitrans acquisition.
The taxation charge increased to R150 million (2003: R98 million) in line with expectations. Management remains confident that the average tax rate of the Group will be maintained at these levels for the foreseeable future. Cognisance has been taken of the reduction in the statutory tax rates announced when Poland and other Eastern European countries joined the European Union on 1 May 2004.
SEGMENTAL ANALYSIS
The Group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale & distribution.
Segmental analysis in euro
Year ended 30 June 2004

Euro '000	Revenue 30 June 2004	Revenue* 30 June 2003	% change
Manufacturing	892 890	771 113	16
Wholesale & distribution	394 118	285 562	38
Total	1 287 008	1 056 675	22

Year ended 30 June 2004

Euro '000	Earnings** 30 June 2004	Earnings** 30 June 2003*	% change
Manufacturing	112 269	89 837	25
Wholesale & distribution	60 469	38 040	59
Total	172 738	127 878	35

Geographical analysis in euro
Year ended 30 June 2004

Euro '000	Revenue 30 June 2004	Revenue* 30 June 2003	% change
Southern Africa	337 487	283 400	19
European Community	818 022	720 006	14
Pacific Rim	131 499	53 269	147
Total	1 287 008	1 056 675	22

Year ended 30 June 2004

Euro '000	Earnings** 30 June 2004	Earnings** 30 June 2003*	% change
Southern Africa	44 173	25 094	76
European Community	119 559	100 680	19
Pacific Rim	9 006	2 104	328
Total	172 738	127 878	35

Segmental analysis
Year ended 30 June 2004

Rand '000	Revenue	%	Earnings**
Manufacturing	7 334 650	69	922 237
Wholesale & distribution	3 237 480	31	496 720
Total	10 572 130	100	1 418 957

Year ended 30 June 2004

Rand '000	%	Net assets	%
Manufacturing	65	4 371 922	67
Wholesale & distribution	35	2 153 329	33
Total	100	6 525 251	100

*Year ended 30 June 2003

Rand '000	Revenue	%	Earnings**
Manufacturing	7 260 028	73	845 820
Wholesale & distribution	2 688 567	27	358 149

Total	9 948 595	100	1 203 969
		Net	
Rand '000	%	assets	%
Manufacturing	70	3 504 396	71
Wholesale & distribution	30	1 424 851	29
Total	100	4 929 247	100

Year ended 30 June 2003

Rand '000	Net Revenue	%	Earnings**
Southern Africa	2 772 290	26	362 864
European Community	6 719 641	64	982 113
Pacific Rim	1 080 199	10	73 980
Total	10 572 130	100	1 418 957
Rand '000	%	assets	%
Southern Africa	26	1 529 620	23
European Community	69	4 381 961	68
Pacific Rim	5	613 670	9
Total	100	6 525 251	100

*Year ended 30 June 2003

Rand '000	Revenue	%	Earnings**
Southern Africa	2 668 211	27	236 245
European Community	6 778 857	68	947 915
Pacific Rim	501 527	5	19 809
Total	9 948 595	100	1 203 969
		Net	
Rand '000	%	assets	%
Southern Africa	20	1 276 730	26
European Community	79	3 590 835	73
Pacific Rim	2	61 682	1
Total	100	4 929 247	100

An amount of R947 million (2003: R962 million) of Africa's revenue comprised exports to the European Community and the USA amounting to approximately 34% (2003: 36%) of its activities. The Group's revenue exposure to the local South African furniture market amounted to 17% (2004: 17%).

* Prior year figures have been restated to reflect the consolidation of the share trusts.

** Earnings before interest, taxation, discontinued operations and impairment write-offs including share of associate companies' income.

The Group concluded the following transactions during the period under review:

* 145 292 871 shares were placed in the international market in November 2003 pursuant to an international equity placement which raised euro 122,6 million. (R970,0 million). This placing resulted in an increase in Steinhoff's non-resident shareholder base, as well as a substantial increase in the level of liquidity in Steinhoff shares. The net proceeds of this issue were employed entirely outside of South Africa to fund the acquisitions in the United Kingdom and Australia, as well as the distribution centre at Leinefelde, Germany, and the balance for general corporate purposes;
* The investment by a European subsidiary of AUD 115 million effectively in the import, sourcing and distribution, and manufacturing (Steinhoff Pacific) interests of the formerly listed Freedom Group Limited ("FGL"). This investment increased Steinhoff's wholesale & distribution business. It is expected that significant synergies will be realised from the increased buying power through the combination of this sourcing business with Steinhoff's existing sourcing activities in the Far East;
* The acquisition by Relyon Group (UK) of the Sprung Slumber division of Airsprung plc during October 2003. This acquisition, which complements Relyon's existing activities in the United Kingdom resulting in increased market coverage, contributed significantly to the United Kingdom operations' return to acceptable levels of profitability in the last six months of the year under review;
* The Group launched a medium-term corporate bond issue of R1 billion in South Africa, the proceeds of which were used to re-finance existing short-

term facilities, as well as certain capital expenditure and the cash element of the PG Bison acquisition referred to below;

* The acquisition by the Group of the remaining 65,01% of the issued shares in PG Bison Holdings (Pty) Limited on the basis of an immediate cash sale applicable to mainly former corporate shareholders and an earn-out applicable to shareholders comprising management and certain trusts which held shares on behalf of other employees;
* Steinhoff Europe AG (Austria) concluded a new Syndicated Loan Programme ("SLP") for an amount of euro 300 million. The new SLP replaced the previous syndicated loan of euro 175 million. This SLP was concluded at a substantially improved margin, with a term of four years from 4 June 2004.

UNITRANS LIMITED ("Unitrans")

The exercise of Steinhoff's pre-emptive right in respect of 34 216 680 ordinary shares in Unitrans, constituting approximately 44% of Unitrans' existing issued shares, was announced on 3 September 2004. Shareholders are advised that the directors of Steinhoff have now resolved to acquire, for its own account, the full 44% interest in Unitrans ("the acquisition"). The maximum purchase consideration, which is in the process of final determination, will not exceed 2 800 cents per Unitrans share (cum the dividend of 100 cps declared on 24 August 2004), subject to certain adjustments relating to Unitrans' audited financial statements as at, and for the year ended, 30 June 2004. Based on the aforegoing, the maximum aggregate purchase consideration payable by Steinhoff for the acquisition will amount to approximately R923,9 million. Payment will be effected from internal resources and borrowing facilities.

Steinhoff has an existing interest of approximately 26% in Unitrans. This investment was acquired on 30 June 2000 and thereafter for strategic reasons relating to the oursourcing of Steinhoff's logistics and distribution activities. The acquisition represents an extension of the strategic rationale for the existing investment.

Upon implementation, the acquisition will give rise to an affected transaction as provided for in the Rules of the Securities Regulation Code on Take-overs and Mergers. Accordingly, Steinhoff will extend an offer to all the current shareholders of Unitrans (excluding Steinhoff Africa Holdings (Pty) Limited and Murray & Roberts Holdings Limited) for the acquisition of all or any of their shares for the same purchase consideration at which the acquisition will be concluded ("the minority offer"). The confirmation required by the Securities Regulation Panel ("SRP") as to the adequacy of Steinhoff's cash resources to implement the minority offer in full in accordance with its terms, has been lodged with the SRP.

Based on the maximum purchase consideration as set out above, the acquisition and 100% acceptance of the minority offer will have a positive effect on Steinhoff's earnings and net asset value per share, but not material as defined by the Listing Requirements of the JSE Securities Exchange South Africa ("JSE").

The implementation of the acquisition and the minority offer is subject to the relevant regulatory approvals being obtained, including the issue of a clearance certificate by the South African Competition Authorities ("the clearance certificate"), the approval of the documentation relating to the acquisition and the minority offer by the JSE and the SRP. In the event of the clearance certificate not being issued by 28 February 2005, the purchase consideration payable in respect of the acquisition and the minority offer will accrue interest at a rate of 70% of the prime bank overdraft rate from 1 March 2005 to the date of payment.

A circular incorporating full details of the acquisition and the minority offer will be sent to Unitrans shareholders in due course.

Steinhoff records its support of the black economic empowerment transaction recently entered into by Unitrans ("the BEE transaction"). It is noted that the BEE transaction is subject to conditions, including approval being obtained from all relevant regulatory authorities.

MANAGEMENT SHARE INCENTIVE SCHEME

Pursuant to the approval at the annual general meeting held on 1 December 2003, the company implemented a new share incentive scheme subject to certain performance criteria being met. The total number of rights of 35 254 251 were allocated to 157 participants. As announced on SENS on 4 May 2004, 18 903 653 rights have been granted. A further 16 350 598 rights have been allocated,

subject to ratification on 2 October 2004 by the Human Resources and Remuneration Committee.
The company had these rights actuarially valued independently and each right at the granting date carried a weighted average value of R1,53 per right. On the assumption that the Group will adopt Accounting Standard IFRS in the next financial year, the total charge to the income statement over the next seven years will, based on certain actuarial assumptions, amount to approximately R54 million. This will have the effect of reducing earnings per share by not more than 1,2 cents per share in any one financial year.

OUTLOOK

The European and Pacific Rim operations are continuing to grow through leveraging their core strengths and competencies. The real benefits of combining the existing European sourcing activities with those of the newly acquired Australian sourcing businesses will be further developed.
In the German region, our principal market in the European Union, the Group continues to gain market share on the back of its strategic relationships, financial strength, wide product offering, logistical capabilities and corporate failures of many of the Group's competitors. Additionally the level of growth achieved in certain segments of the market, eg mail order and mass discounters, augurs well for the future.
The Group has significantly enhanced its production capacity in eastern Europe to cater for increased exports to other countries in the European Union, pointing to excellent prospects to serve new markets in countries where the Group presently has limited or no presence at all.
The addition of complementary products and brands to the Group's offering (eg Puris Bad in Germany - bathroom furniture - and Sprung Slumber in the UK) has shown its value and is continuing to grow the Group's market coverage. The Group also recently acquired the exclusive rights to manufacture and distribute children's furniture under the "Janosch" name (which is a popular animation character on German television). The expanded product range, flexibility and reliability of supply are increasingly contributing to the Group establishing itself a supplier of choice to many of its retail customers.
The acquisition of PG Bison, a quality asset with good cash generation capabilities, should result in improved recovery rates in respect of the Group's utilisation of raw timber resources. The Group's new saw mill in George is nearing completion and will be fully operational during the 2005 financial year.
Management expect to achieve growth in headline earnings from the continuing operations for the financial year ahead.

On behalf of the board of directors

BE Steinhoff	MJ Jooste
Chairman	Chief executive officer

DECLARATION OF DIVIDENDS

The board has resolved to declare a dividend of 22 cents per share in respect of the year ended 30 June 2004 (2003: 18 cents per share), payable on 8 November 2004 to those shareholders recorded in the books of the company at the close of business on Friday, 5 November 2004.
The dividend is payable in the currency of South Africa.

Last date to trade cum dividend	Friday, 29 October 2004
Shares trade ex dividend	Monday, 1 November 2004
Record date	Friday, 5 November 2004
Payment date	Monday, 8 November 2004

No dematerialisation or rematerialisation of shares may take place between Monday, 1 November 2004 and Friday, 5 November 2004, both dates inclusive.

ANNUAL REPORT

The annual report will be mailed to shareholders in due course. The annual general meeting is scheduled to take place on Monday, 29 November 2004, at the registered office of the company.

On behalf of the board of directors
SJ Grobler
Company secretary
13 September 2004

Administration
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)

JSE share code: SHF
ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the Group")
Registered office
28 Sixth Street, Wynberg, Sandton, 2090
Republic of South Africa
Tel +27 (11) 445 3000
Fax +27 (11) 445 3099
Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
Company secretary
S J Grobler
Auditors
Deloitte & Touche
Sponsor
PSG Capital Limited
Directors
BE Steinhoff* (chairman), MJ Jooste (chief executive officer), DE Ackerman,
CE Daun*, JNS du Plessis, KJ Grove, D Konar, JF Mouton, FJ Nel, FA Sonn,
NW Steinhoff*, DM van der Merwe, JHN van der Merwe, RH Walker#
#Australian *German Non-executive
www.steinhoffinternational.com
Date: 13/09/2004 03:30:21 PM Produced by the JSE SENS Department

PUBLISHER: JSE SENS FEED

Audited results

for the year ended 30 June 2004

Steinhoff
International Holdings Ltd

Our geographically expanded operations continue to deliver sustainable growth

Headlines

- Group revenues up by 22% in euros and 6% in rand
- 39% growth in headline earnings in euros and 21% in rand
- Strong regionally independent balance sheets
- Net income exceeds R1 billion
- Strong operating cash flows
- Dividends increased by 22%

Abridged consolidated income statement
for the year ended 30 June 2004

	Notes	Audited year ended 30/06/04 R'000	Audited restated* year ended 30/06/03 R'000	% change
Revenue		10 572 130	9 948 595	6
Operating income before depreciation and exceptional items		1 535 355	1 300 886	18
Depreciation		(214 302)	(191 858)	
Operating income after depreciation		1 321 053	1 109 028	19
Exceptional items	1	(128 922)	(79 389)	
Earnings before goodwill, amortisation, interest and taxation		1 192 131	1 029 639	16
Goodwill amortised		(38 592)	(31 429)	
Earnings before interest and taxation		1 153 539	998 210	16
Net finance charges		(80 147)	(121 177)	
Earnings before taxation		1 073 392	877 033	22
Taxation		(150 381)	(97 950)	
Earnings after taxation		923 011	779 083	18
Share of associate companies' income		117 853	91 056	
Attributable to outside shareholders		(4 012)	2 881	
Income attributable to shareholders		1 036 852	873 020	19
Number of shares in issue ('000)		1 122 966	942 472	19
Weighted average number of shares in issue ('000)		1 067 461	961 031	11
Attributable income (R'000)		1 036 852	873 020	19
Headline earnings (R'000)	2	1 191 738	984 842	21
Earnings per share (cents)		97	91	7
Headline earnings per share (cents)		112	102	9

Abridged group cash flow statement
for the year ended 30 June 2004

	Audited year ended 30/06/04 R'000	Audited restated* year ended 30/06/03 R'000
Operating profit before working capital changes	1 441 942	1 253 312
Net changes in working capital	97 420	(355 069)
Cash generated from operations	1 539 362	898 243
Net finance costs	(80 147)	(121 177)
Dividends paid	(34 333)	(16 763)
Dividends received	21 869	17 230
Taxation	(117 480)	(85 749)
Net cash inflow from operating activities	1 329 271	691 784
Net cash outflow from investing activities	(1 363 982)	(812 182)
Net cash inflow from financing activities	1 688 230	993 710
Net increase in cash and cash equivalents	1 653 519	873 312
Effects of exchange rate changes on cash and cash equivalents	2 392	147 790
Cash and cash equivalents – beginning of period	2 000 531	979 429
Cash and cash equivalents – end of period	3 656 442	2 000 531
Cash and cash equivalents can be reconciled to the balance sheet as follows:		
– Cash and cash equivalents above	3 656 442	2 000 531
– Overdrafts included in financing activities	10 677	537 283
Cash and cash equivalents per balance sheet	3 645 765	1 463 248

** Prior year figures have been restated to reflect the consolidation of the share trusts.*

Headline earnings per share increased by 9% to 112 cents (2003: 102 cents) with basic earnings per share increasing by 7% to 97 cents (2003: 91 cents). The weighted average number of shares in issue increased by 11% during the year to 1 067,5 million (2003: 961,0 million), principally as a result of the 145,3 million new shares issued in November 2003 pursuant to the international equity placement.

Shareholders' funds grew to R6 525 million (2003: R4 929 million) and the return on average shareholders' funds was stable at 21% (2003: 21%) during the year. The net asset value per share improved further by 11% from 523 cents to 581 cents per share, notwithstanding an increase in the number of issued shares at 30 June 2004 to 1 123,0 million (2003: 942,5 million).

The Group's cash flow from operations reached an all-time high of R1 539 million (2003: R898 million), demonstrating the extent of the Group's sound working capital management. Cash generation is after a net decrease in working capital of R97 million (2003: increase of R355 million) created mainly by increased suppliers' credit resulting from the inclusion of the PG Bison acquisition and the Australian investment. Favourable suppliers' terms of trading benefited the Group through enhanced critical mass and the addition of the import, sourcing and distribution business acquired in Australia. Shareholders should note the seasonal nature of the business, with June being the low ebb of the business cycle in Europe, immediately preceding the summer holidays.

The Group's strategy of low-cost sourcing in terms of own manufactured, and third party manufactured products, is continuing to deliver the desired results. This was particularly the case in relation to market share gains attributable to the diversity of the product offering to Steinhoff's customers and the relative strength of the euro against the US dollar (in which most of the third party products are sourced), and the Polish zloty in respect of the Group's extensive manufacturing facilities in Poland. The major portion of the European sales are realised in euros which continued to benefit margins.

The average operating margin of the Group increased to 12,5% (2003: 11,2%) for the year. The Group continues to benefit from enhanced efficiencies throughout the supply chain as well as the

Diluted earnings per share (cents)	95	88	8
Diluted headline earnings per share (cents)	109	99	10
Proposed dividend per share (cents)	22	18	22
Note 1: Exceptional items (R'000)			
– Profit on disposal of business	234	12 000	
– Loss on disposal of business		(9 793)	
– Impairment of intangible assets		(5 954)	
– Discontinued operations	(69 652)	(37 362)	
– Impairment of property, plant and equipment	(59 504)	(38 280)	
	(128 922)	(79 389)	
Note 2: Headline earnings calculation			
Income attributable to shareholders	1 036 852	873 020	
Adjustment for:			
– Exceptional items	128 922	79 389	
– Goodwill amortisation	38 592	31 429	
– (Profit)/loss on disposal of property, plant and equipment	(6 514)	4 977	
– (Profit)/loss on disposal of property, plant and equipment included in share of associate income	(707)	107	
– Goodwill amortisation included in share of associate income	3 493	4 590	
– Negative goodwill included in share of associate income	(8 900)	(8 670)	
Headline earnings for the year	1 191 738	984 842	

** Prior year figures have been restated to reflect the consolidation of the share trusts, and adjusting the weighted average number of shares in issue with the capitalisation shares issued during 2004, in terms of AC104. These adjustments had the effect to reducing earnings per share from 93 cents to 91 cents and headline earnings per share from 105 cents to 102 cents.*

Abridged consolidated balance sheet

at 30 June 2004

	Audited 30/06/04 R'000	Audited restated* 30/06/03 R'000
ASSETS		
Non-current assets		
Property, plant and equipment, plantations and intangible assets	3 291 880	2 529 182
Investments and loans	1 371 016	1 172 180
Deferred tax assets	103 924	33 750
	4 766 820	3 735 112
Current assets		
Accounts receivable and short-term loans	3 766 704	2 850 288
Inventories	1 348 515	893 754
Cash and cash equivalents	3 645 765	1 463 248
Net cash balances	3 645 705	1 316 873
Near cash financial instruments	60	146 375
	8 760 984	5 207 290
Total assets	13 527 804	8 942 402
EQUITY AND LIABILITIES		
Capital and reserves	6 525 251	4 929 247
Outside shareholders' interest	35 241	14 782
Non-current liabilities		
Deferred tax liabilities	118 512	44 360
Long-term liabilities	3 088 178	1 437 591
Long-term licence fee liability	180 621	209 188
	3 387 311	1 691 139
Current liabilities		
Net interest-bearing	523 269	624 916
Accounts payable and provisions	3 056 732	1 682 318
	3 580 001	2 307 234
Total equity and liabilities	13 527 804	8 942 402
Net asset value per share (cents)	581	523
Gearing ratio (net) (%)	-	15
Closing exchange rate (rand: euro)	7,5563	8,61

** Prior year figures have been restated to reflect the consolidation of the share trusts.*

Statement of changes in equity

for the year ended 30 June 2004

	Share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total R'000
Restated balance at 30 June 2003*	2 240 944	251 788	2 436 515	4 929 247
Earnings attributable to shareholders			1 036 852	1 036 852
Dividends paid			(34 141)	(34 141)
Issue of shares	920 934			920 934
Decrease in foreign currency translation reserve		(329 837)		(329 837)
Share of associate companies' retained earnings transferred from non-distributable reserves		(7 572)	7 572	
Financial instrument revaluation reserve		(14)		(14)
Increase in investment reserve		2 210		2 210
Balance at 30 June 2004	3 161 878	(83 425)	3 446 798	6 525 251

** Prior year figures have been restated to reflect the consolidation of the share trusts.*

Accounting policies

The consolidated abridged financial statements for the year ended 30 June 2004 are prepared in accordance with the South African Statements of Generally Accepted Accounting Practice ("SA GAAP") applicable to financial reporting (AC127). The accounting policies used are consistent with those used in the annual financial statements for the year ended 30 June 2003 except for the consolidation of the Steinhoff Share Incentive Trusts as required by a directive issued by the JSE Securities Exchange South Africa during February 2004. The effect on the net profit previously reported was immaterial.

From a dividend per share perspective disclosure has been provided based on the period to which the dividends relate. Basic earnings per share is calculated by dividing net profit by the weighted average number of ordinary shares in issue during the 2004 year. Headline earnings per share is calculated by dividing headline earnings by the weighted average number of ordinary shares in issue during the year. Fully diluted earnings per share takes into account the dilutive effect of share rights held by employees.

Audit report

The consolidated financial statements for the year have been audited by Deloitte & Touche and their accompanying unqualified audit report as well as their unqualified audit report on this set of summarised financial information are available for inspection at the company's registered office.

Corporate governance

The Group subscribes to and complies with the Code on Corporate Governance Practices as contained in the second King Report on Corporate Governance.

Commentary

REVIEW OF RESULTS

PERFORMANCE

The Group's headline earnings for the year grew to R1 192 million (2003: R985 million) on revenues, in rand terms, which increased by 6% to R10 572 million (2003: R9 949 million). The average exchange rate used for converting euro income and expenditure to rand was R8,2145: €1 compared to R9,415: €1 in respect of the year ended 30 June 2003, representing a strengthening in the rand conversion rate of 15%.

The Group generated 83% of its revenues in currencies other than South African rand, principally euro, pound sterling, US dollar and Australian dollar ("AUD"). The revenue growth achieved in euro terms amounted to 22% from euro 1 057 million to euro 1 287 million. Organic growth was supplemented by the acquisitions implemented during the year which are dealt with separately under "Corporate activity" below.

Kingdom, Australia and Germany.

Net finance charges for the year were R80 million (2003: R121 million). This resulted from continued sound working capital management accompanied by the beneficial rates of interest applicable to the Group's European borrowings, as well as the lower average exchange rate at which euro finance charges were converted to South African rand. The Group continued to fund suppliers and third party producers to secure preference of supply and obtain favourable settlement discounts which, in turn, contributed to improvement in margins.

At 30 June 2004 Steinhoff had cash assets, net of interest-bearing debt, of R34 million (2003: net debt of R746 million) resulting in an ungeared position (2003: net debt: shareholders' funds of 15%). The independent balance sheets of Steinhoff Europe and Steinhoff Africa are now appropriately structured and well capitalised after the Group's international equity placement in November 2003, the rollover and increase in the European Syndicated Loan Facility and the R1 billion corporate bond issued in South Africa during December 2003. The gearing capacity of the Group places it in a strong position to pursue acquisitive opportunities. Part of the Group's cash resources at 30 June 2004 was used to discharge the cash element of the PG Bison purchase consideration. A further portion is earmarked to fund the Unitrans acquisition.

The taxation charge increased to R150 million (2003: R98 million) in line with expectations. Management remains confident that the average tax rate of the Group will be maintained at these levels for the foreseeable future. Cognisance has been taken of the reduction in the statutory tax rates announced when Poland and other Eastern European countries joined the European Union on 1 May 2004.

SEGMENTAL ANALYSIS

The Group's main activity as an integrated global lifestyle supplier is focused on manufacturing and wholesale & distribution.

SEGMENTAL ANALYSIS IN EURO

Year ended 30 June 2004

Euro '000	Revenue 30 June 2004	Revenue* 30 June 2003	% change
Manufacturing	892 890	771 113	16
Wholesale & distribution	394 118	285 562	38
Total	1 287 008	1 056 675	22

Year ended 30 June 2004

Euro '000	Earnings** 30 June 2004	Earnings** 30 June 2003*	% change
Manufacturing	112 269	89 838	25
Wholesale & distribution	60 469	38 040	59
Total	172 738	127 878	35

GEOGRAPHICAL ANALYSIS IN EURO

Year ended 30 June 2004

Euro '000	Revenue 30 June 2004	Revenue* 30 June 2003	% change
Southern Africa	337 487	283 400	19
European Community	818 022	720 006	14
Pacific Rim	131 499	53 269	147
Total	1 287 008	1 056 675	22

Year ended 30 June 2004

Euro '000	Earnings** 30 June 2004	Earnings** 30 June 2003*	% change
Southern Africa	44 173	25 094	76
European Community	119 559	100 680	19
Pacific Rim	9 006	2 104	328
Total	172 738	127 878	35



Steinhoff
International Holdings Ltd

SEGMENTAL ANALYSIS IN RAND

Year ended 30 June 2004

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Manufacturing	7 334 650	69	922 237	65	4 371 922	67
Wholesale & distribution	3 237 480	31	496 720	35	2 153 329	33
Total	10 572 130	100	1 418 957	100	6 525 251	100

*Year ended 30 June 2003

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Manufacturing	7 260 028	73	845 820	70	3 504 396	71
Wholesale & distribution	2 688 567	27	358 149	30	1 424 851	29
Total	9 948 595	100	1 203 969	100	4 929 247	100

GEOGRAPHICAL ANALYSIS IN RAND

Year ended 30 June 2004

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Southern Africa	2 772 290	26	362 864	26	1 529 620	23
European Community	6 719 641	64	982 113	69	4 381 961	68
Pacific Rim	1 080 199	10	73 980	5	613 670	9
Total	10 572 130	100	1 418 957	100	6 525 251	100

*Year ended 30 June 2003

Rand '000	Revenue	%	Earnings**	%	Net assets	%
Southern Africa	2 668 211	27	236 245	20	1 276 730	26
European Community	6 778 857	68	947 915	79	3 590 835	73
Pacific Rim	501 527	5	19 809	2	61 682	1

the JSE and the SRP. In the event of the clearance certificate not being issued by 28 February 2005, the purchase consideration payable in respect of the acquisition and the minority offer will accrue interest at a rate of 70% of the prime bank overdraft rate from 1 March 2005 to the date of payment.

A circular incorporating full details of the acquisition and the minority offer will be sent to Unitrans shareholders in due course.

Steinhoff records its support of the black economic empowerment transaction recently entered into by Unitrans ("the BEE transaction"). It is noted that the BEE transaction is subject to conditions, including approval being obtained from all relevant regulatory authorities.

MANAGEMENT SHARE INCENTIVE SCHEME

Pursuant to the approval at the annual general meeting held on 1 December 2003, the company implemented a new share incentive scheme subject to certain performance criteria being met. The total number of rights of 35 254 251 were allocated to 157 participants. As announced on SENS on 4 May 2004, 18 903 653 rights have been granted. A further 16 350 598 rights have been allocated, subject to ratification on 2 October 2004 by the Human Resources and Remuneration Committee.

The company had these rights actuarially valued independently and each right at the granting date carried a weighted average value of R1,53 per right. On the assumption that the Group will adopt Accounting Standard IFRS 2 in the next financial year, the total charge to the income statement over the next seven years will, based on certain actuarial assumptions, amount to approximately R54 million. This will have the effect of reducing earnings per share by not more than 1,2 cents per share in any one financial year.

OUTLOOK

The European and Pacific Rim operations are continuing to grow through leveraging their core strengths and competencies. The real benefits of combining the existing European sourcing activities with those of the newly acquired Australian sourcing businesses will be further developed.

In the German region, our principal market in the European Union, the Group continues to gain market share on the back of its strategic relationships, financial strength, wide product offering, logistical capabilities and corporate failures of many of the Group's competitors. Additionally the level of growth achieved in certain segments of the market, eg mail order and mass discounters, augurs well for the future.

Total	9 948 595	100	1 203 969	100	4 929 247	100

An amount of R947 million (2003: R962 million) of Africa's revenue comprised exports to the European Community and the USA amounting to approximately 34% (2003: 36%) of its activities. The Group's revenue exposure to the local South African furniture market amounted to 17% (2004: 17%).

* *Prior year figures have been restated to reflect the consolidation of the share trusts.*

** *Earnings before interest, taxation, discontinued operations and impairment write-offs including share of associate companies' income.*

CORPORATE ACTIVITY

The Group concluded the following transactions during the period under review:

- 145 292 871 shares were placed in the international market in November 2003 pursuant to an international equity placement which raised euro 122,6 million. (R970,0 million). This placing resulted in an increase in Steinhoff's non-resident shareholder base, as well as a substantial increase in the level of liquidity in Steinhoff shares. The net proceeds of this issue were employed entirely outside of South Africa to fund the acquisitions in the United Kingdom and Australia, as well as the distribution centre at Leinefelde, Germany, and the balance for general corporate purposes;
- The investment by a European subsidiary of AUD 115 million effectively in the import, sourcing and distribution, and manufacturing (Steinhoff Pacific) interests of the formerly listed Freedom Group Limited ("FGL"). This investment increased Steinhoff's wholesale & distribution business. It is expected that significant synergies will be realised from the increased buying power through the combination of this sourcing business with Steinhoff's existing sourcing activities in the Far East;
- The acquisition by Relyon Group (UK) of the Sprung Slumber division of Airsprung plc during October 2003. This acquisition, which complements Relyon's existing activities in the United Kingdom resulting in increased market coverage, contributed significantly to the United Kingdom operations' return to acceptable levels of profitability in the last six months of the year under review;
- The Group launched a medium-term corporate bond issue of R1 billion in South Africa, the proceeds of which were used to re-finance existing short-term facilities, as well as certain capital expenditure and the cash element of the PG Bison acquisition referred to below;
- The acquisition by the Group of the remaining 65,01% of the issued shares in PG Bison Holdings (Pty) Limited on the basis of an immediate cash sale applicable to mainly former corporate shareholders and an earn-out applicable to shareholders comprising management and certain trusts which held shares on behalf of other employees;
- Steinhoff Europe AG (Austria) concluded a new Syndicated Loan Programme ("SLP") for an amount of euro 300 million. The new SLP replaced the previous syndicated loan of euro 175 million. This SLP was concluded at a substantially improved margin, with a term of four years from 4 June 2004.

UNITRANS LIMITED ("UNITRANS")

The exercise by Steinhoff of its pre-emptive right in respect of 34 216 680 ordinary shares in Unitrans, constituting approximately 44% of Unitrans' existing issued shares, was announced on 3 September 2004. Shareholders are advised that the directors of Steinhoff have now resolved to acquire, for its own account, the full 44% interest in Unitrans ("the acquisition"). The maximum purchase consideration, which is in the process of final determination, will not exceed 2 800 cents per Unitrans share (cum the dividend of 100 cps declared on 24 August 2004), subject to certain adjustments relating to Unitrans' audited financial statements as at, and for the year ended, 30 June 2004. Based on a maximum price of 2 700 cents per Unitrans share payable by Steinhoff, the maximum aggregate purchase consideration for the acquisition will amount to R923,9 million. Such consideration will be funded by Steinhoff from a combination of internal resources and borrowing facilities.

Steinhoff has an existing interest of approximately 26% in Unitrans. This investment was acquired on 30 June 2000 and thereafter, for strategic reasons relating to the outsourcing of Steinhoff's logistics and distribution activities. The acquisition represents an extension of the strategic rationale for the existing investment.

Upon implementation, the acquisition will give rise to an affected transaction as provided for in the Rules of the Securities Regulation Code on Take-overs and Mergers. Accordingly, Steinhoff will extend an offer to all the current shareholders of Unitrans (excluding Steinhoff Africa Holdings (Pty) Limited and Murray & Roberts Holdings Limited) for the acquisition of all or any of their shares for the same purchase consideration at which the acquisition will be concluded ("the minority offer"). The confirmation required by the Securities Regulation Panel ("SRP") as to the adequacy of Steinhoff's cash resources to implement the minority offer in full in accordance with its terms, has been lodged with the SRP.

Based on the maximum purchase consideration as set out above, the acquisition and 100% acceptance of the minority offer will have a positive effect on Steinhoff's earnings and net asset value per share, but not material as defined by the Listing Requirements of the JSE Securities Exchange South Africa ("JSE").

The implementation of the acquisition and the minority offer is subject to the relevant regulatory approvals being obtained, including the issue of a clearance certificate by the South African Competition Authorities ("the clearance certificate") and the approval of the documentation relating to the acquisition and the minority offer by

ne Group has significantly enhanced its production capacity in eastern Europe to cater for increased exports to other countries in the European Union, pointing to excellent prospects to serve new markets in countries where the Group presently has limited or no presence at all.

The addition of complementary products and brands to the Group's offering (eg Puris Bad in Germany – bathroom furniture – and Sprung Slumber in the UK) has shown its value and is continuing to grow the Group's market coverage. The Group also recently acquired the exclusive rights to manufacture and distribute children's furniture under the "Janosch" name (which is a popular animation character on German television). The expanded product range, flexibility and reliability of supply are increasingly contributing to the Group establishing itself a supplier of choice to many of its retail customers.

The acquisition of PG Bison, a quality asset with good cash generation capabilities, should result in improved recovery rates in respect of the Group's utilisation of raw timber resources. The Group's new saw mill in George will be fully operational during the 2005 financial year.

Management expects to achieve growth in headline earnings from the continuing operations for the financial year ahead.

On behalf of the board of directors

BE Steinhoff
Chairman

MJ Jooste
Chief executive officer

DECLARATION OF DIVIDENDS

The board has resolved to declare a dividend of 22 cents per share in respect of the year ended 30 June 2004 (2003: 18 cents per share), payable on 8 November 2004 to those shareholders recorded in the books of the company at the close of business on Friday, 5 November 2004.

The dividend is payable in the currency of South Africa.

Last date to trade cum dividend	Friday, 29 October 2004
Shares trade ex dividend	Monday, 1 November 2004
Record date	Friday, 5 November 2004
Payment date	Monday, 8 November 2004

No dematerialisation or rematerialisation of shares may take place between Monday, 1 November 2004 and Friday, 5 November 2004, both dates inclusive.

ANNUAL REPORT

The annual report will be mailed to shareholders in due course. The annual general meeting is scheduled to take place on Monday, 29 November 2004.

On behalf of the board of directors

SJ Grobler
Company secretary
13 September 2004

Administration

Registration number: 1998/003951/06

(Incorporated in the Republic of South Africa)

JSE share code: SHF

ISIN code: ZAE000016176

("Steinhoff" or "the company" or "the Group")

Registered office
28 Sixth Street, Wynberg, Sandton, 2090
Republic of South Africa
Tel +27 (11) 445 3000
Fax +27 (11) 445 3099

Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001

Company secretary
S J Grobler

Auditors
Deloitte & Touche

Sponsor
PSG Capital Limited

Directors
BE Steinhoff* (chairman), MJ Jooste (chief executive officer), DE Ackerman°, CE Daun*°, JNS du Plessis°, KJ Grové°, D Konar°, JF Mouton°, FJ Nel, FA Sonn°, NW Steinhoff*, DM van der Merwe, JHN van der Merwe, RH Walker#
*#Australian *German °Non-executive*

www.steinhoffinternational.com